Exhibit 99.2

FOR IMMEDIATE RELEASE

360networks announces offering of senior notes

All amounts in U.S. dollars.

VANCOUVER, B.C. ... April 19, 2000, 360networks inc. (the "Company") (Nasdaq:
TSIX; Toronto Stock Exchange: TSX) announced today that a Registration Statement filed with the U.S. Securities and Exchange Commission in connection with the Company's proposed initial public offering was declared effective today.

The Registration Statement covers the offering of 46,275,000 shares of the Company's Subordinate Voting Shares (subject to an option of the underwriters to purchase additional shares equal up to 15% of the offering). The Company is offering 44,625,000 of the shares registered. The Subordinate Voting Shares will trade on the Nasdaq National Market under the symbol "TSIX" and on the Toronto Stock Exchange under the symbol "TSX". An initial price of US $14 per share was set for the Subordinate Voting Shares.

Closing of the sale of shares pursuant to the underwriting agreement and other related transactions are scheduled to be completed on April 26, 2000.

Goldman, Sachs & Co. and Donaldson, Lufkin & Jenrette Securities Corporation are acting as co-lead underwriters of the offering. A copy of the final prospectus related to the offering may be obtained from either underwriter.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful; prior to registration or qualification under the securities law of such jurisdiction.

360networks (formerly known as Worldwide Fiber) offers broadband network and collocation services for telecommunications companies, ISPs, application service providers and data-centric enterprises. 360networks is completing a technologically advanced 90,000-kilometer (56,000-mile) network linking 90 major cities, including a fiber optic terrestrial network in North America and Europe and undersea cables linking North America, South America and Europe. 360networks and its predecessors have been developing communications networks since 1988.

Forward looking statements: This document may contain statements about expected future events and financial results that are forward looking in nature, and, as a result, are subject to certain risks and uncertainties. Actual results may differ materially from those projected by management. For such statements, we claim the safe harbor for "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

For more information contact:

Michelle Gagne'
Director of Communications
360networks inc.
604-648-7703 (work)
604-724-7610 (cell)

Geraldine Vance
Shandwick Canada
604-681-7557